Exhibit 99.1

PRESS RELEASE
Cascades Inc. 404 Marie-Victorin Blvd., P.O. Box 30 Kingsey Falls (Québec) Canada J0A 1B0 www.cascades.com	Telephone: 819-363-5100 Fax: 819-363-5155

Cascades posts record results for the fourth quarter

and for 2015

Kingsey Falls, Québec, March 11, 2016 - Cascades Inc. (TSX: CAS), a leader in the recovery and manufacturing of green packaging and tissue paper products, releases its unaudited financial results for the three-month period and the fiscal year ended December 31, 2015.

Mr. Mario Plourde, President and Chief Executive Officer, had the following comments on the most recent quarterly results: "We concluded 2015 on a strong note with an OIBD of $104 million, the highest ever achieved for a fourth quarter and 27% higher than during the same period last year. For the full year and on a comparable asset base, the OIBD of $426 million represents a record for the Corporation and an increase of 25% compared to 2014. Our free cash flow amounted to $150 million in 2015 and was mostly used to reduce indebtedness. All of our North American groups improved their quarterly results compared to the same period last year due in part to a weaker Canadian dollar. The sequential OIBD decrease is mostly the result of seasonality. The Tissue Papers Group showed the most improvement compared to last year fourth quarter with an OIBD growth of 81% due to increased average selling prices and lower fibre costs. In the Packaging Products sector, both the Containerboard and Specialty Products groups showed solid growth with a 27% and 60% year-over-year quarterly OIBD improvement, respectively. The higher average selling price is the main factor behind this increase in the Containerboard Group and the lower fibre costs in the Specialty Products Group. The Boxboard Europe Group experienced a slight decrease compared to the last quarter of 2014, which is mostly the result of higher fibre costs. Greenpac's contribution to our results is positive since ramp-up was completed in 2014. Earnings per share contribution from our share of its results excluding specific items totaled $0.03 during the quarter."

Annual Highlights

•	Sales of $3,861 million (compared to $3,561 million in 2014 (+8%))
•	Excluding specific items
◦	OIBD of $426 million (compared to $340 million in 2014 (+25%))
◦	Net earnings per common share of $1.18 (compared to $0.21 in 2014)
◦	Greenpac contribution to net earnings per common share: $0.12 (compared to a net loss of $0.03 in 2014)
•	Including specific items
◦	OIBD of $343 million (compared to $311 million in 2014 (+10%))
◦	Net loss per common share of $0.69 (compared to a net loss of $1.57 in 2014)
•	Exit from the North American boxboard market
•	Senior notes refinancing and amendment to our bank credit facility
•	Net debt to OIBD ratio down from 4.7x to 4.0x

Q4 2015 Highlights and Recent Developments

•	Sales of $975 million (compared to $1,026 million in Q3 2015 (-5%) and $879 million in Q4 2014 (+11%))
•	Excluding specific items
◦	OIBD of $104 million (compared to $134 million in Q3 2015 (-22%) and $82 million in Q4 2014 (+27%))
◦	Net earnings per common share of $0.23 (compared to $0.52 in Q3 2015 and $0.08 in Q4 2014)
◦	Greenpac contribution to net earnings per common share: $0.03 (compared to $0.04 in Q3 2015 and $0.01 in Q4 2014)
•	Including specific items
◦	OIBD of $44 million (compared to $122 million in Q3 2015 (-64%) and $57 million in Q4 2014 (-23%))
◦	Net loss per common share of $0.81 (compared to net earnings of $0.24 in Q3 2015 and a net loss of $0.51 in Q4 2014)
•	Acquisition of the 27% minority interest of Cascades Recovery for a consideration of $32 million
•	Net debt of $1,721 million (compared to $1,741 million as of September 30, 2015)

Financial Summary

Segmented OIBD excluding specific items 1

(in millions of Canadian dollars) (unaudited)	2015	2014	Q4 2015	Q4 2014	Q3 2015

Packaging Products
Containerboard	231	164	56	44	68
Boxboard Europe	63	72	13	14	14
Specialty Products	58	40	16	10	18

Tissue Papers	119	96	38	21	43

Corporate Activities	(45)	(32)	(19)	(7)	(9)
OIBD excluding specific items	426	340	104	82	134
1 - Refer to "Supplemental Information on Non-IFRS Measures" section.

Selected consolidated information

(in millions of Canadian dollars, except amounts per common share) (unaudited)	2015	2014	Q4 2015	Q4 2014	Q3 2015

Sales	3,861	3,561	975	879	1,026
Excluding specific items[1]
Operating income before depreciation and amortization (OIBD)	426	340	104	82	134
Operating income	236	166	47	38	89
Net earnings	112	20	22	8	49
per common share	$1.18	$0.21	$0.23	$0.08	$0.52
Margin (OIBD)	11.0%	9.5%	10.7%	9.3%	13.1%
As reported
Operating income before depreciation and amortization (OIBD)	343	311	44	57	122
Operating income (loss)	153	137	(13)	13	77
Net earnings (loss)	(65)	(147)	(76)	(47)	22
per common share	$(0.69)	$(1.57)	$(0.81)	$(0.51)	$0.24
1 - Refer to "Supplemental Information on Non-IFRS Measures" section.

Results Analysis for the Three-Month Period Ended December 31, 2015 (compared to the same period last year)

In comparison with the same period last year, sales increased by 11% to $975 million as we benefited from a weaker Canadian dollar and higher average selling prices in our containerboard and tissue papers activities.

Operating income, excluding specific items, increased from $38 million in the fourth quarter of 2014 to $47 million in the fourth quarter of 2015. The increase is explained by the higher average selling prices in our containerboard and tissue papers activities, weaker Canadian dollar and lower fibre costs. Results of corporate activities were impacted by higher share-based compensation, expenses related to management employment contracts and by start-up costs for our shared services activities. Depreciation and amortization expense is higher due to the exchange rate and the review of estimated useful life of assets that have been or will be removed from service following recent capital investments.

When including specific items, operating loss amounted to $13 million in comparison to operating income of $13 million for the same period of last year, a decrease of $26 million. In the fourth quarter of 2015, the following specific items, before income taxes, impacted our operating income and/or net earnings:

•	a $75 million impairment charge (including $18 million of deferred income tax assets reversal) mainly on the assets of our virgin boxboard mill in France (operating income and net earnings);
•	a $4 million unrealized loss on derivative financial instruments (operating income and net earnings);
•	a $1 million gain related to restructuring provision reversal (operating income and net earnings);
•	a $23 million foreign exchange loss on long-term debt and financial instruments (net earnings);

•	a $3 million loss related to the share of results of associates and joint-ventures (net earnings).

Impairment charge recorded during the fourth quarter on our virgin boxboard mill located in France is the result of a review of its recoverable value due to sustained difficult market conditions and continuous downward pressure on profitability margins.

Net earnings, excluding specific items, amounted to $22 million ($0.23 per common share) in the fourth quarter of 2015 compared to $8 million ($0.08 per common share) for the same period in 2014. Including specific items, net loss amounted to $76 million ($0.81 per common share) in the fourth quarter of 2015 compared to a net loss of $47 million ($0.51 per common share) in the same period in 2014.

Results Analysis for the Three-Month Period Ended December 31, 2015 (compared to the previous quarter)

In comparison to the previous quarter and despite favourable exchange rates, sales decreased by 5% to reach $975 million mainly due to lower seasonal shipments in all of our business segments.

This seasonal decrease in shipments combined with higher shared-based compensation and management employment contracts expenses, start-up costs for our shared services activities and higher depreciation and amortization expense, as explained previously, mostly explain the decrease in operating income, excluding specific items, from $89 million in the third quarter of 2015 to $47 million in the fourth quarter of 2015.

For further details, see the tables on IFRS and non-IFRS measures reconciliation, included herewith.

Near-Term Outlook

In commenting on the outlook, Mr. Plourde added: "2015 was better than the previous year in all respects. Moreover, the favourable environment that contributed to these results still prevails and should allow us to deliver a similar performance during the coming year.

We do not foresee a significant strengthening of the Canadian dollar and we are not expecting major increases in the price of recycled fibres. In addition to this, the decrease in the cost of certain of our inputs such as gas, oil and chemical products remains positive for us. These favourable conditions will allow us to accelerate initiatives to continue improving our asset base. Accordingly, we will slightly increase our capital expenditures this year. In the containerboard and tissue paper markets, we want to expand our converting operations south of the border. It is also our intention to increase our consumer product packaging capacity in the Specialty Products Group. In addition, we will pursue initiatives to improve our internal processes and reinforce our customer-centric approach. Notwithstanding the slight increase in capital expenditures, we will continue to direct a significant portion of our free cash flow to debt reduction."

Dividend on Common Shares

The Board of Directors of Cascades declared a quarterly dividend of $0.04 per common share to be paid April 1, 2016, to shareholders of record at the close of business on March 24, 2016. This dividend paid by Cascades is an "eligible dividend" as per the Income Tax Act (Bill C-28, Canada).

Conference Call Information

Management will comment on the 2015 fourth quarter and annual financial results during a conference call to be held today at 10:00 a.m., EST.

Financial analysts, investors, media and other interested individuals are invited to listen to the conference call by dialing 1-866-229-4144 and using the access code 9334723#. The conference call, including the investor presentation, will also be broadcast live on the Cascades corporate website (www.cascades.com, Investors tab on the Home page). The broadcast replay will be available on the Cascades corporate website and by phone until March 24, 2016, by dialing 1-888-843-7419 and using the access code 9334723#.

Founded in 1964, Cascades produces, converts and markets packaging and tissue products that are composed mainly of recycled fibres. The Corporation employs close to 11,000 employees, who work in more than 90 units located in North America and Europe. With its management philosophy, half a century of experience in recycling, and continuous efforts in research and development as driving forces, Cascades continues to serve its clients with innovative products. Cascades' common shares trade on the Toronto Stock Exchange, under the ticker symbol CAS.

Certain statements in this release, including statements regarding future results and performance, are forward-looking statements based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Corporation's products, increases in raw material costs, fluctuations in selling prices and adverse changes in general market and industry conditions and other factors listed in the Corporation's Securities and Exchange Commission filings.

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars) (unaudited)	December 31, 2015	December 31, 2014
Assets
Current assets
Cash and cash equivalents	60	29
Accounts receivable	540	453
Current income tax assets	30	13
Inventories	494	462
Financial assets	1	1
Assets of disposal group classified as held for sale	—	72
	1,125	1,030
Long-term assets
Investments in associates and joint ventures	322	259
Property, plant and equipment	1,608	1,573
Intangible assets with finite useful life	174	183
Financial assets	12	25
Other assets	80	83
Deferred income tax assets	181	185
Goodwill and other intangible assets with indefinite useful life	346	335
	3,848	3,673
Liabilities and Equity
Current liabilities
Bank loans and advances	37	46
Trade and other payables	613	557
Current income tax liabilities	1	5
Current portion of long-term debt	34	40
Current portion of provisions for contingencies and charges	5	11
Current portion of financial liabilities and other liabilities	37	16
Liabilities of disposal group classified as held for sale	—	32
	727	707
Long-term liabilities
Long-term debt	1,710	1,556
Provisions for contingencies and charges	34	33
Financial liabilities	47	45
Other liabilities	178	191
Deferred income tax liabilities	189	138
	2,885	2,670
Equity attributable to Shareholders
Capital stock	490	483
Contributed surplus	17	18
Retained earnings	387	454
Accumulated other comprehensive loss	(27)	(62)
	867	893
Non-controlling interest	96	110
Total equity	963	1,003
	3,848	3,673

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

	For the 3-month periods ended December 31,		For the years ended December 31,
(in millions of Canadian dollars, except per-common share amounts and number of common shares) (unaudited)	2015	2014	2015	2014
Sales	975	879	3,861	3,561
Cost of sales and expenses
Cost of sales (including depreciation and amortization of $190 million ($57 million in the fourth quarter); 2014 — $174 million ($44 million in the fourth quarter))	826	758	3,261	3,063
Selling and administrative expenses	98	85	360	334
Loss (gain) on acquisitions, disposals and others	—	5	(1)	—
Impairment charges and restructuring costs	56	15	66	23
Foreign exchange gain	(1)	(1)	(6)	(2)
Loss on derivative financial instruments	9	4	28	6
	988	866	3,708	3,424
Operating income (loss)	(13)	13	153	137
Financing expense	22	23	91	101
Interest expense on employee future benefits	1	1	6	6
Loss on refinancing of long-term debt	—	—	19	44
Foreign exchange loss on long-term debt and financial instruments	23	13	91	30
Share of results of associates and joint ventures	(6)	(1)	(37)	—
Loss before income taxes	(53)	(23)	(17)	(44)
Provision for income taxes	23	2	40	16
Net loss from continuing operations including non-controlling interest for the period	(76)	(25)	(57)	(60)
Net earnings (loss) from discontinued operations	1	(26)	1	(83)
Net loss including non-controlling interest for the period	(75)	(51)	(56)	(143)
Net earnings (loss) attributable to non-controlling interest	1	(4)	9	4
Net loss attributable to Shareholders for the period	(76)	(47)	(65)	(147)
Net loss from continuing operations per common share
Basic and diluted	$(0.82)	$(0.23)	$(0.70)	$(0.68)
Net loss per common share
Basic and diluted	$(0.81)	$(0.51)	$(0.69)	$(1.57)
Weighted average basic and diluted number of common shares outstanding	94,690,092	94,079,596	94,384,308	94,025,600

Net loss attributable to Shareholders:
Continuing operations	(77)	(21)	(66)	(64)
Discontinued operations	1	(26)	1	(83)
Net loss	(76)	(47)	(65)	(147)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	For the 3-month periods ended December 31,		For the years ended December 31,
(in millions of Canadian dollars) (unaudited)	2015	2014	2015	2014
Net loss including non-controlling interest for the period	(75)	(51)	(56)	(143)
Other comprehensive income (loss)
Items that may be reclassified subsequently to earnings
Translation adjustments
Change in foreign currency translation of foreign subsidiaries	30	16	118	37
Change in foreign currency translation related to net investment hedging activities	(23)	(19)	(101)	(44)
Income taxes	3	3	13	6
Cash flow hedges
Change in fair value of foreign exchange forward contracts	—	1	2	3
Change in fair value of interest rate swaps	2	(3)	12	(13)
Change in fair value of commodity derivative financial instruments	1	(10)	1	(1)
Income taxes	(1)	4	(5)	5
Available-for-sale financial assets	—	—	2	—
	12	(8)	42	(7)
Items that are reclassified to retained earnings
Actuarial gain (loss) on post-employment benefit obligations	16	(11)	25	(39)
Income taxes	(4)	3	(7)	11
	12	(8)	18	(28)
Other comprehensive income (loss)	24	(16)	60	(35)
Comprehensive loss including non-controlling interest for the period	(51)	(67)	4	(178)
Comprehensive income (loss) attributable to non-controlling interest for the period	2	(7)	16	(3)
Comprehensive loss attributable to Shareholders for the period	(53)	(60)	(12)	(175)

Comprehensive income (loss) attributable to Shareholders:
Continuing operations	(54)	(33)	(13)	(84)
Discontinued operations	1	(27)	1	(91)
Comprehensive loss	(53)	(60)	(12)	(175)

CONSOLIDATED STATEMENTS OF EQUITY

	For the year ended December 31, 2015
(in millions of Canadian dollars) (unaudited)	CAPITAL STOCK	CONTRIBUTED SURPLUS	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE LOSS	TOTAL EQUITY ATTRIBUTABLE TO SHAREHOLDERS	NON-CONTROLLING INTEREST	TOTAL EQUITY
Balance - Beginning of year	483	18	454	(62)	893	110	1,003
Comprehensive income (loss)
Net earnings (loss)	—	—	(65)	—	(65)	9	(56)
Other comprehensive income	—	—	18	35	53	7	60
	—	—	(47)	35	(12)	16	4
Dividends	—	—	(15)	—	(15)	—	(15)
Stock options	2	(1)	—	—	1	—	1
Issuance of common shares	5	—	—	—	5	—	5

Acquisition of non-controlling interest	—	—	(5)	—	(5)	(30)	(35)
Balance - End of year	490	17	387	(27)	867	96	963

	For the year ended December 31, 2014
(in millions of Canadian dollars) (unaudited)	CAPITAL STOCK	CONTRIBUTED SURPLUS	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE LOSS	TOTAL EQUITY ATTRIBUTABLE TO SHAREHOLDERS	NON-CONTROLLING INTEREST	TOTAL EQUITY
Balance - Beginning of year	482	17	642	(60)	1,081	113	1,194
Comprehensive loss
Net earnings (loss)	—	—	(147)	—	(147)	4	(143)
Other comprehensive loss	—	—	(26)	(2)	(28)	(7)	(35)
	—	—	(173)	(2)	(175)	(3)	(178)
Dividends	—	—	(15)	—	(15)	—	(15)
Stock options	—	1	—	—	1	—	1
Issuance of common shares	1	—	—	—	1	—	1
Balance - End of year	483	18	454	(62)	893	110	1,003

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the 3-month periods ended December 31,		For the years ended December 31,
(in millions of Canadian dollars) (unaudited)	2015	2014	2015	2014
Operating activities from continuing operations
Net loss attributable to Shareholders for the period	(76)	(47)	(65)	(147)
Net loss (earnings) from discontinued operations	(1)	26	(1)	83
Net loss from continuing operations	(77)	(21)	(66)	(64)
Adjustments for:
Financing expense and interest expense on employee future benefits	23	24	97	107
Loss on refinancing of long-term debt	—	—	19	44
Depreciation and amortization	57	44	190	174
Loss (gain) on acquisitions, disposals and others	—	5	(1)	—
Impairment charges and restructuring costs	57	13	64	21
Unrealized loss on derivative financial instruments	4	5	18	6
Foreign exchange loss on long-term debt and financial instruments	23	13	91	30
Provision for income taxes	23	2	40	16
Share of results of associates and joint ventures	(6)	(1)	(37)	—
Net earnings (loss) attributable to non-controlling interest	1	(4)	9	4
Net financing expense paid	(4)	(4)	(89)	(73)
Premium paid on long-term debt refinancing	—	—	(13)	(31)
Net income taxes received (paid)	(4)	(7)	(14)	14
Dividend received	6	6	17	15
Employee future benefits and others	4	(4)	(3)	(19)
	107	71	322	244
Changes in non-cash working capital components	30	44	(38)	(13)
	137	115	284	231
Investing activities from continuing operations
Investments in associates and joint ventures	(2)	—	(2)	—
Payments for property, plant and equipment	(50)	(55)	(163)	(178)
Proceeds on disposals of property, plant and equipment	1	1	4	7
Change in intangible and other assets	13	—	8	(2)
	(38)	(54)	(153)	(173)
Financing activities from continuing operations
Bank loans and advances	4	(7)	(14)	(3)
Change in revolving credit facilities	(91)	(42)	(120)	(154)
Issuance of senior notes, net of related expenses	—	—	300	833
Repayment of senior notes	—	—	(305)	(740)
Increase in other long-term debt	30	1	73	23
Payments of other long-term debt	(10)	(19)	(48)	(50)
Issuance of common shares	4	—	5	1
Acquisition of non-controlling interest	(3)	—	(5)	—
Dividends paid to the Corporation's Shareholders	(4)	(4)	(15)	(15)
	(70)	(71)	(129)	(105)
Change in cash and cash equivalents during the period from continuing operations	29	(10)	2	(47)
Change in cash and cash equivalents during the period from discontinued operations	(3)	9	30	54
Net change in cash and cash equivalents during the period	26	(1)	32	7
Currency translation on cash and cash equivalents	—	—	(1)	(1)
Cash and cash equivalents - Beginning of the period	34	30	29	23
Cash and cash equivalents - End of the period	60	29	60	29

SEGMENTED INFORMATION

The Corporation analyzes the performance of its operating segments based on their operating income before depreciation and amortization, which is not a measure of performance under International Financial Reporting Standards (“IFRS”); however, the chief operating decision-maker (“CODM”) uses this performance measure to assess the operating performance of each reportable segment. Earnings for each segment are prepared on the same basis as those of the Corporation. Intersegment operations are recorded on the same basis as sales to third parties, which are at fair market value. The accounting policies of the reportable segments are the same as the Corporation's accounting policies described in its most recent audited consolidated financial statements for the year ended December 31, 2014.

The Corporation's operating segments are reported in a manner consistent with the internal reporting provided to the CODM. The Chief Executive Officer has authority for resource allocation and assessment of the Corporation's performance, and is therefore the CODM.

The Corporation's operations are managed in four segments: Containerboard, Boxboard Europe, Specialty Products (which together constitute the Packaging Products of the Corporation) and Tissue Papers.

	SALES
	For the 3-month periods ended December 31,		For the years ended December 31,
(in millions of Canadian dollars) (unaudited)	2015	2014	2015	2014
Packaging Products
Containerboard	326	295	1,301	1,181
Boxboard Europe	202	196	825	841
Specialty Products	147	137	579	568
Intersegment sales	(15)	(13)	(55)	(49)
	660	615	2,650	2,541
Tissue Papers	322	270	1,236	1,054
Intersegment sales and others	(7)	(6)	(25)	(34)
	975	879	3,861	3,561

	OPERATING INCOME (LOSS) BEFORE DEPRECIATION AND AMORTIZATION (OIBD)
	For the 3-month periods ended December 31,		For the years ended December 31,
(in millions of Canadian dollars) (unaudited)	2015	2014	2015	2014
Packaging Products
Containerboard	55	38	233	164
Boxboard Europe	(42)	6	6	64
Specialty Products	16	4	52	26
	29	48	291	254
Tissue Papers	38	20	119	95
Corporate	(23)	(11)	(67)	(38)
Operating income before depreciation and amortization	44	57	343	311
Depreciation and amortization	(57)	(44)	(190)	(174)
Financing expense and interest expense on employee future benefits	(23)	(24)	(97)	(107)
Loss on refinancing of long-term debt	—	—	(19)	(44)
Foreign exchange loss on long-term debt and financial instruments	(23)	(13)	(91)	(30)
Share of results of associates and joint ventures	6	1	37	—
Loss before income taxes	(53)	(23)	(17)	(44)

	PAYMENTS FOR PROPERTY, PLANT AND EQUIPMENT
	For the 3-month periods ended December 31,		For the years ended December 31,
(in millions of Canadian dollars) (unaudited)	2015	2014	2015	2014
Packaging Products
Containerboard	34	12	64	32
Boxboard Europe	11	4	23	33
Specialty Products	5	9	14	18
	50	25	101	83
Tissue Papers	10	31	57	88
Corporate	3	2	7	8
Total acquisitions	63	58	165	179
Proceeds on disposals of property, plant and equipment	(1)	(1)	(4)	(7)
Capital-lease acquisitions and included in other debts	(2)	(2)	(3)	(14)
	60	55	158	158
Acquisitions of property, plant and equipment included in ''Trade and other payables''
Beginning of the period	8	19	20	33
End of the period	(19)	(20)	(19)	(20)
Payments for property, plant and equipment net of proceeds on disposals	49	54	159	171

SUPPLEMENTAL INFORMATION ON NON-IFRS MEASURES

Operating income before depreciation and amortization, earnings before interest, income taxes, depreciation and amortization and operating income are not measures of performance under IFRS. The Corporation includes operating income before depreciation and amortization, earnings before interest, taxes, depreciation and amortization and operating income because they are measures used by management to assess the operating and financial performance of the Corporation's operating segments. Additionally, the Corporation believes that these items provide additional measures often used by investors to assess a company's operating performance and its ability to meet debt service requirements. However, operating income before depreciation and amortization, earnings before interest, taxes, depreciation and amortization and operating income do not represent, and should not be used as a substitute for, net earnings or cash flows from operating activities as determined in accordance with IFRS, and they are not necessarily an indication of whether cash flow will be sufficient to fund our cash requirements. In addition, our definition of operating income before depreciation and amortization, earnings before interest, taxes, depreciation and amortization and operating income may differ from those of other companies.

Operating income before depreciation and amortization excluding specific items, earnings before interest, income taxes, depreciation and amortization excluding specific items, operating income excluding specific items, net earnings excluding specific items and net earnings per common share excluding specific items are non-IFRS measures. The Corporation believes that it is useful for investors to be aware of specific items that have adversely or positively affected its IFRS measures, and that the above mentioned non-IFRS measures provide investors with a measure of performance with which to compare its results between periods without regard to these specific items. The Corporation's measures excluding specific items have no standardized meaning prescribed by IFRS and are not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation.

The specific items excluded from OIBD, operating income, financing expense, net earnings and cash flow from operations mainly include charges for (reversals of) impairment of assets, charges for facility or machine closures, accelerated depreciation of assets due to restructuring measures, debt restructuring charges, gains or losses on the acquisition or sale of a business unit, discontinued operations, gains or losses on the share of results of associates and joint ventures, unrealized gains or losses on derivative financial instruments that do not qualify for hedge accounting, unrealized gains or losses on interest rate swaps, foreign exchange gains or losses on long-term debt and other significant items of an unusual or non-recurring nature. Although we consider these items to be non-recurring and less relevant to evaluating our performance, some of them might take place in the future and will reduce the cash available to us.

The following table reconciles net earnings (loss) and net earnings (loss) per common share with net earnings excluding specific items and net earnings per common share excluding specific items:

(in millions of Canadian dollars, except amounts per common share) (unaudited)	Net earnings (loss)					Net earnings (loss) per common share[1]
	2015	2014	Q4 2015	Q4 2014	Q3 2015	2015	2014	Q4 2015	Q4 2014	Q3 2015

As per IFRS	(65)	(147)	(76)	(47)	22	$(0.69)	$(1.57)	$(0.81)	$(0.51)	$0.24
Specific items:
Loss (gain) on acquisitions, disposals and others	(1)	—	—	5	(1)	$(0.01)	—	—	$0.04	$(0.01)
Impairment charges	69	21	57	13	11	$0.67	$0.13	$0.59	$0.07	$0.08
Restructuring costs (gain)	(3)	2	(1)	2	(5)	$(0.03)	$0.02	$(0.01)	$0.02	$(0.04)
Unrealized loss on financial instruments	18	6	4	5	7	$0.14	$0.05	$0.03	$0.04	$0.05
Loss on refinancing of long-term debt	19	44	—	—	—	$0.15	$0.35	—	—	—
Unrealized loss on interest rates swaps	1	—	—	—	1	$0.01	—	—	—	$0.01
Foreign exchange loss on long-term debt and financial instruments	91	30	23	13	36	$0.83	$0.28	$0.20	$0.13	$0.34
Share of results of associates and joint ventures	(9)	2	3	2	(17)	$(0.07)	$0.01	$0.03	$0.01	$(0.15)
Included in discontinued operations, net of tax	(2)	87	—	25	—	$(0.02)	$0.94	—	$0.28	—
Tax effect on specific items, other tax adjustments and attributable to non-controlling interest[1]	(6)	(25)	12	(10)	(5)	$0.20	—	$0.20	—	—
	177	167	98	55	27	$1.87	$1.78	$1.04	$0.59	$0.28
Excluding specific items	112	20	22	8	49	$1.18	$0.21	$0.23	$0.08	$0.52
Note 1 : Specific amounts per common share are calculated on an after-tax basis and net of the portion attributable to non-controlling interest.

Net earnings (loss), which is a performance measure defined by IFRS, is reconciled below with operating income (loss), operating income excluding specific items and operating income before depreciation excluding specific items or earnings before interest, income taxes, depreciation and amortization excluding specific items:

(in millions of Canadian dollars) (unaudited)	2015	2014	Q4 2015	Q4 2014	Q3 2015

Net earnings (loss) attributable to Shareholders for the period	(65)	(147)	(76)	(47)	22
Net earnings (loss) attributable to non-controlling interest	9	4	1	(4)	4
Net loss (earnings) from discontinued operations for the period	(1)	83	(1)	26	—
Provision for income taxes	40	16	23	2	13
Share of results of associates and joint ventures	(37)	—	(6)	(1)	(22)
Foreign exchange loss on long-term debt and financial instruments	91	30	23	13	36
Financing expense, interest expense on employee future benefits and loss on refinancing of long-term debt	116	151	23	24	24
Operating income (loss)	153	137	(13)	13	77
Specific items:
Loss (gain) on acquisitions, disposals and others	(1)	—	—	5	(1)
Impairment charges	69	21	57	13	11
Restructuring costs (gain)	(3)	2	(1)	2	(5)
Unrealized loss on financial instruments	18	6	4	5	7
	83	29	60	25	12
Operating income - excluding specific items	236	166	47	38	89
Depreciation and amortization	190	174	57	44	45
Operating income before depreciation and amortization - excluding specific items	426	340	104	82	134

For further information:

Media:	Source:
Hugo D'Amours	Allan Hogg
Vice-President, Communications and Public Affairs	Vice-President and Chief Financial Officer
819-363-5184

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